# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Monster Beverage Corp, CIK 0000865752
CUSIP: 61174X109
Title of class of securities: Common Stock, par value $0.005 per share
Address of issuer's principal executive offices: 1 Monster Way, Corona, California (CA), 92879
Date of event which requires filing of this statement: 04/21/2020
Amends the filing with accession number 0001341004-15-000486
Filed by CIK 0000021344
Persons authorized to receive notices and communications: Monica Howard Douglas, The Coca-Cola Company, One Coca-Cola Plaza, Atlanta, Georgia (GA), 30313, 404-676-2121

## Reporting persons
- Coca Cola Co (CIK 0000021344): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 74,651,656; shared voting power 129,591,548; sole dispositive power 74,651,656; shared dispositive power 129,591,548; aggregate amount beneficially owned 204,243,204 (21% of the class)
  Comment: For Row 13
  Based on 972,519,659 shares of Common Stock (as defined herein) outstanding as of October 31, 2024 (based upon information contained in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024 filed with the Securities and Exchange Commission on November 8, 2024).
- European Refreshments Unlimited Company: type of reporting person: corporation (CO); citizenship or place of organization: Ireland (L2); source of funds: working capital (WC); sole voting power 0; shared voting power 129,591,548; sole dispositive power 0; shared dispositive power 129,591,548; aggregate amount beneficially owned 129,591,548 (13.3% of the class)
  Comment: For Row 13
  Based on 972,519,659 shares of Common Stock (as defined herein) outstanding as of October 31, 2024 (based upon information contained in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024 filed with the Securities and Exchange Commission on November 8, 2024).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.005 per share
Name of issuer: Monster Beverage Corp
Address of issuer's principal executive offices: 1 Monster Way, Corona, California (CA), 92879
Comment: This Amendment No. 2 (this "Amendment No. 2") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on June 22, 2015 (the "Schedule 13D") by The Coca Cola Company, a Delaware corporation ("TCCC"), and European Refreshments Unlimited Company, an Irish corporation and indirect wholly owned subsidiary of TCCC ("ER", and together with TCCC, the "Reporting Persons"), as amended by Amendment No. 1 to the Schedule 13D, filed with the SEC on March 20, 2018 by the Reporting Persons, relating to shares of common stock, par value $0.005 per share (the "Common Stock"), of Monster Beverage Corporation, a Delaware corporation (the "Issuer"). This Amendment No. 2 is being filed jointly by the Reporting Persons. Terms used herein and not otherwise defined shall have the meanings given to such terms in the Schedule 13D. Except as amended hereby, the disclosure in the Schedule 13D remains in effect.

## Item 2. Identity and Background
Name of person filing: Certain information with respect to the directors and executive officers of the Reporting Persons is set forth on Schedule A (which replaces the prior Schedule A) attached hereto, including the name, business address, present principal occupation or employment, citizenship and other information relating to each director and executive officer of the Reporting Persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The beneficial ownership information reported below represents changes solely due to changes in the number of outstanding shares of Common Stock from time-to-time. Neither TCCC nor ER has purchased or sold any shares of Common Stock. ER has over time transferred shares of Common Stock to TCCC by way of stock dividends.

(a)-(b) On April 21, 2020, the Reporting Persons, on a combined basis, beneficially owned 102,121,602 shares of the Common Stock. Also on April 21, 2020, (i) TCCC had sole voting and dispositive power with respect to 33,345,828 shares of the Common Stock and shared voting and dispositive power with respect to 68,775,774 shares of the Common Stock, and beneficially owned 102,121,602 shares of the Common Stock, and (ii) ER had shared voting and dispositive power with respect to 68,775,774 shares of the Common Stock and beneficially owned 68,775,774 shares of the Common Stock. The number of shares beneficially owned by the Reporting Persons, on a combined basis, represented 19.4% of the total number of issued and outstanding shares of Common Stock of the Issuer as of April 13, 2020 (based upon information contained in the Issuer's Definite Proxy Statement filed with the SEC on April 21, 2020).

On August 8, 2024, the Reporting Persons, on a combined basis, beneficially owned 204,243,204 shares of the Common Stock (which number was the result of the Issuer's 2-for-1 stock split on March 27, 2023). Also on August 8, 2024, (i) TCCC had sole voting and dispositive power with respect to 72,651,656 shares of the Common Stock, shared voting and dispositive power with respect to 131,591,548 shares of the Common Stock and beneficially owned 204,243,204 shares of the Common Stock, and (ii) ER had shared voting and dispositive power with respect to 131,591,548 shares of the Common Stock and beneficially owned 131,591,548 shares of the Common Stock. The number of shares beneficially owned by the Reporting Persons, on a combined basis, represented 20.85% of the total number of issued and outstanding shares of Common Stock of the Issuer as of July 31, 2024 (based upon information contained in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024 filed with the SEC on August 8, 2024).

As of the date of this Amendment No. 2, the Reporting Persons, on a combined basis, beneficially own 204,243,204 shares of the Common Stock. Further, (i) TCCC has sole voting and dispositive power with respect to 74,651,656 shares of the Common Stock, shared voting and dispositive power with respect to 129,591,548 shares of the Common Stock and beneficially owned 204,243,204 shares of the Common Stock, and (ii) ER had shared voting and dispositive power with respect to 129,591,548 shares of the Common Stock and beneficially owned 129,591,548 shares of the Common Stock. The number of shares beneficially owned by the Reporting Persons, on a combined basis represents 21.0% of the total number of issued and outstanding shares of Common Stock of the Issuer as of October 31, 2024 (based upon information contained in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024 filed with the SEC on November 8, 2024).
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above
Transactions in the class effected during the past sixty days: On December 17, 2024, ER transferred 2,000,000 shares of the Common Stock to TCCC by means of a stock dividend for no consideration.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: EX-99.1 - Schedule A

## Signatures
- Coca Cola Co: /s/ John Murphy, President & Chief Financial Officer (01/28/2025)
- European Refreshments Unlimited Company: /s/ Eimear Branigan, Senior Director, Legal Counsel - CPS & Irish Entities (01/28/2025)